Exhibit 99.14

Electra Meccanica to Present SOLO Electric Car
at 2018 Las Vegas Consumer Electronics Show

VANCOUVER, Dec. 11, 2017 /CNW/ - For the first time, ElectraMeccanica Vehicles Corp. (OTCQB: ECCTF) will showcase its new SOLO electric vehicle (EV) at the annual Consumer Electronics Show (CES), taking place in Las Vegas, Nevada from January 9-12, 2018.

"We are producing the electric vehicle for practical commuters and the environmentally conscious," said Jerry Kroll, CEO of Electra Meccanica. "We are at the threshold of unleashing a new generation of innovative, advanced technology EVs; CES is the perfect place to showcase the SOLO."

Electra Meccanica will be exhibiting as part of the Innovation and Tech Today Pavilion located in the Central Hall at booth #18215 in the Las Vegas Convention Center. Spanning more than 2.6 million net square feet of floor space, CES is the international stage for nearly 4,000 exhibiting companies unveiling tech products and services.

The SOLO's single seating configuration provides a unique driving experience, taking into consideration the nearly 80 percent of Americans commuting to work alone in their personal vehicle. With a 100-mile range, the SOLO's lithium ion battery system requires only three hours of charging time on a 220-volt charging station or outlet, and approximately twice that on a 110-volt system.

The SOLO retails at $15,500 USD, and interested consumers can place a fully-refundable $250 USD deposit by visiting EMVauto.com. A publically held company, Electra Meccanica began trading on the OTCQB exchange in September of this year, and announced its application filing for NASDAQ Capital Markets listing last October.